UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          INSURANCE AUTO AUCTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   457875-10-2
                           -------------------------
                                 (CUSIP Number)


                                 Peter H. Kamin
                       Peak Investment Limited Partnership
                        One Financial Center, Suite 1600
                                Boston, MA 02111
                                 (617) 526-8979

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices an
                                 Communications)

                                  June 23, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [x]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  SCHEDULE 13D

CUSIP No.    457875-10-2                                  Page  2  of  12  Pages
         ---------------------                                -----  ------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Peak Investment Limited Partnership
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*         WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
  Number of                   7   Sole Voting Power                     531,700

  Shares                      --------------------------------------------------
  Beneficially                8   Shared Voting Power                   -0-

  Owned by                    --------------------------------------------------
  Each                        9   Sole Dispositive Power                531,700

  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power              -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person        531,700

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)       4.71%

--------------------------------------------------------------------------------
14  Type of Reporting Person*         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP No.    457875-10-2                               Page   3   of   12  Pages
         ------------------                                -------   ------

1   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

    Peak Management, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*    None

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                 United States
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                  -0-

  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power                531,700

  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power             -0-

  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power             531,700
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       531,700*

         * As General Partner of Peak Investment Limited Partnership
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                 4.71%

--------------------------------------------------------------------------------
14  Type of Reporting Person*    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP No.  457875-10-2                                    Page  4  of  12  Pages
         ----------------                                     -----   -----

1   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

    Peter H. Kamin
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*     PF, AF

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization        United States

--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                 92,900

  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power               706,100

  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power            92,900

  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power            706,100

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      799,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)            7.08%

--------------------------------------------------------------------------------
14  Type of Reporting Person*     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.












 CUSIP NO.   457875-10-2                                     Page   5   of   12
           ---------------                                       -------   -----


ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, par value $0.001 ("Common Stock")

         Issuer:  Insurance Auto Auctions, Inc.

         Principal Executive Offices:       850 East Algonquin Road
                                            Suite 100
                                            Schaumburg, IL 60173

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons" pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Peak Investment Limited Partnership, a Massachusetts limited partnership ("Peak L.P.");

         (ii) Peak Management, Inc., a Massachusetts corporation, which is the sole General Partner of Peak L.P.;

         (iii) Peter H. Kamin, an individual who is a director, officer, stockholder and the controlling person of Peak Management, Inc.

         (b), (c) and (f) Each of the Reporting Persons has a business address of One Financial Center, Suite 1600, Boston, Massachusetts 02111.

         Peak L.P. is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Peak Management, Inc. is a privately owned Delaware corporation, the principal business of which is to act as General Partner of Peak L.P.

         Peter H. Kamin is a United States citizen residing in the Commonwealth of Massachusetts, whose principal occupation is acting as officer of Peak Management, Inc. and, individually, acting as investment advisor to certain institutional private investors regarding investment and trading in securities and other financial instruments. A portion of the Common Stock reported herein as beneficially owned by Peter H. Kamin is held in managed brokerage accounts over which Mr. Kamin has discretionary trading authority (the "Managed
Accounts"). Another portion of such Common Stock is held in trust for the benefit of Mr. Kamin's children (the "children's trust"). Mr. Kamin is the sole trustee of the children's trust and exercises sole voting and dispositive power over the Common Stock which contitutes trust property.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Peak L.P. used working capital to directly purchase the Common Stock owned by it. The approximate aggregate amount of funds used by Peak L.P. to purchase such securities was $4,547,624 (including broker commissions and clearing fees).












CUSIP NO.   457875-10-2                                      Page   6   of   12
          ---------------                                         ------   -----


         The sources of funds used by Peter H. Kamin to directly purchase Common Stock on behalf of the Managed Accounts was equity capital in the Managed Accounts. The approximate aggregate amount of funds used by Peter H. Kamin to purchase such securities for the Managed Accounts was $1,465,074 (including broker commissions and clearing fees).

         The source of funds used by Peter H. Kamin to purchase Common Stock for his own account and for the children's trust was personal funds, which funds were in the approximate amount of $746,121 (including broker commissions and clearing fees).

ITEM 4.  PURPOSE OF THE TRANSACTION

         Peak L.P. and each of the other Reporting Persons has acquired the securities reported on herein for investment. As of the date hereof, none of the Reporting Persons has any plans or proposals which would result in any of the following:

         (1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons.

         (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (4) any change in the present board of directors or managers of the Issuer;

         (5) any material change in the present capitalization or dividend policy of the Issuer;

         (6)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (7) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

         (9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)     any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

         (i) Peak L.P. is the beneficial owner of 531,700 shares of Common Stock, all of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Peak L.P. represents 4.71% of the shares of Common Stock outstanding.













CUSIP NO.   457875-10-2                                    Page   7   of   12
          --------------                                        -----    -----


         (ii) Peak Management, Inc. is the beneficial owner of shares of Common Stock of the Issuer solely as General Partner of Peak L.P.. Peak Management, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. By reason of its interest as General Partner of Peak L.P., Peak Management, Inc. may be deemed to have shared voting and dispositive power over the 531,700 shares (4.71%) of Common Stock of the Issuer beneficially owned by such partnership.

         (iii) Peter H. Kamin is the beneficial owner of 92,900 shares of Common Stock, including 15,900 shares of Common Stock over which Mr. Kamin exercises sole voting and dispositive power for the benefit of his children. All of the 92,900 shares of Common Stock beneficially owned by Mr. Kamin were acquired directly in open market transactions. In addition, Mr. Kamin has voting and/or dispositive power with respect to all shares of Common Stock of the Issuer in the Managed Accounts pursuant to the terms of certain investment advisory agreements between himself and each of the Managed Accounts. Thus, by virtue of his discretionary trading authority over assets held in the Managed Accounts, Peter H. Kamin may be deemed the beneficial owner of the 174,400 shares of Common Stock of the Issuer held by the Managed Accounts, all of which were acquired directly in open market transactions.

                  In addition to the above, by reason of his position as the sole director, officer and stockholder of Peak Management, Inc., which is the sole General Partner of Peak Investments Limited Partnership, Peter H. Kamin may be deemed to have indirect shared voting and dispositive power over the 531,700 shares of Common Stock of the Issuer beneficially owned by such partnership. Accordingly, Peter H. Kamin may be deemed
                  the   beneficial   owner  of  an  aggregate   799,000   shares
                  representing 7.08% of the Common Stock of the Issuer outstanding.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 11,291,617 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         (b) Peak L.P. has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Peak L.P. by its General Partner, Peak Management, Inc., of which Peter H. Kamin is the sole officer, director and stockholder. Accordingly, Peter
H. Kamin may be deemed to have shared voting and dispositive power over the 531,700 shares of the Common Stock of the Issuer beneficially owned by the Partnership.

         Peter H. Kamin has the sole power to vote or to dispose of the 77,000 shares of Common Stock beneficially owned by him for his own account, and the 15,900 shares of Common Stock beneficially owned by him in trust for his children. In addition, pursuant to written agreements governing the Managed Accounts, Mr. Kamin has sole voting and dispositive power with respect to the 174,400 shares of the Common Stock beneficially owned by the Managed Accounts.

         (c) The following are all transactions in the class of securities reported on herein effected by the Reporting Persons in the past sixty (60) days (all such transactions were open market purchases):













CUSIP NO.  457875-10-2                                      PAGE   8   OF   12
         ---------------                                         -----    ------


TRANSACTION       REPORTING                            NO. OF              PRICE
DATE              PERSON                               SHARES              PER SHARE              TOTAL
----              ---------                            ------              ---------              -----

5/26/97           Peak L.P.                            20,800              $7.92               $164,736.00

5/30/97           Peak L.P.                            14,200              $7.86               $111,612.00

6/20/97           Peak L.P.                           215,900              $8.094              $1,747,494.60

6/20/97           P. Kamin (for Managed Accounts)      60,000              $8.094              $485,640.00

6/23/97           Peak L.P.                            93,800              $8.13               $762,594.00

6/23/97           P. Kamin (for Managed Accounts)       9,400              $8.13               $76,422.00



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth hereinabove, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Issuer reported upon by this report.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing











CUSIP NO.  457875-10-2                                      Page   9   of   12
         ---------------                                         -----    ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                             PEAK INVESTMENT LIMITED PARTNERSHIP


                                             By:  Peak Management, Inc.
                                                  Its Sole General Partner



                                             By: /s/ Peter H. Kamin
                                                 -------------------------------
                                                 Peter H. Kamin, President

Dated as of:  July 2, 1997













CUSIP NO.   457875-10-2                                    Page   10   of   12
          ---------------                                       ------    ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                                  PEAK MANAGEMENT, INC.



                                                 By: /s/ Peter H. Kamin
                                                     ---------------------------
                                                     Peter H. Kamin, President


Dated as of:  July 2, 1997













CUSIP NO.   457875-10-2                                  Page   11   of   12
          ---------------                                     ------    ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                              By: /s/ Peter H. Kamin
                                                  ------------------------
                                                  Peter H. Kamin, Individually


Dated as of:  July 2, 1997







CUSIP NO.   457875-10-2                                     Page  12   of  12
          ---------------                                       ------   ------


                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                          INSURANCE AUTO AUCTIONS, INC.
                         COMMON STOCK, PAR VALUE $0.001


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 2nd day of July, 1997.


                                           PEAK INVESTMENT LIMITED PARTNERSHIP
                                           By:  Peak Management, Inc.
                                                   Its Sole General Partner


                                           By: /s/ Peter H. Kamin
                                               -----------------------------
                                                   Peter H. Kamin, President

                                           PEAK MANAGEMENT, INC.


                                           By:  /s/ Peter H. Kamin
                                                -----------------------------
                                                    Peter H. Kamin, President

                                           /s/ Peter H. Kamin
                                           -----------------------------------
                                           Peter H. Kamin, Individually